Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated June 8, 2005

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on June 8, 2005, entitled "Capital Markets Update: Statoil raises gas ambitions".

Capital Markets Update: Statoil raises gas ambitions

Statoil (OSE: STL, NYSE: STO) is raising its long-term gas ambitions up to 2015, and expects a high level of activity in all its business areas over coming years. Financial and operational targets for 2007 are being upheld.

Profitability and growth are central themes at the company’s Capital Markets Update meeting in Stavanger on 8 June.

An ambition to raise annual equity production of gas towards 50 billion cubic metres by 2015 is being presented. This represents a doubling from the present level, and corresponds to an average annual growth of eight per cent in 2004-15.

“We’re now stretching for a very ambitious increase in gas output, which will call for a big commitment from the whole organisation,” says chief executive Helge Lund.

“The gas market is expanding rapidly, and much of our core competence lies in the gas value chain.”

This ambition calls for increased concentration on liquefied natural gas (LNG), development of new discoveries, and improved recovery from existing fields both off Norway and internationally.

Statoil and its partners are currently evaluating a second development phase on the Snøhvit field in the Barents Sea, for instance.

Strategic

“Our profitability is good and we are on schedule towards our 2007 targets,” says Mr Lund. “At the same time, we’re continuing to work on the main strategic challenges we’ve already identified.

“We will be maximising value creation on the Norwegian continental shelf (NCS), and we aim to build profitable and long-term international growth.”

Substantial building blocks put in place so far this year include the strategic acquisition in the Gulf of Mexico and the Statfjord late life project in the North Sea.

In addition comes the development proposals submitted to Russia’s Gazprom for the Shtokmanovskoye gas field in the Barents Sea.

Exploration

The level of exploration activity has been stepped up both on the NCS and internationally with the aim of securing a further 1.2 billion barrels of oil equivalent (boe) in new resources by 2007.

Annual exploration costs are expected to lie between NOK 3.5-4 billion during this period.

Cost reductions, volume growth and improvement measures will help to boost profitability for the Manufacturing & Marketing business area.

The goal is a return on average capital employed (ROACE) in line with the group’s normalised target (1) of 13 per cent by the end of 2007.

“Our 11 corporate initiatives, which specify purposeful improvements and growth ambitions, were launched in December and will be followed up closely,” says Mr Lund.

“Both our new gas ambition and the goal of enhanced profitability for Manufacturing & Marketing show that we’re keeping up the pressure in our improvement programme.”

Price

Statoil is also raising its long-term price forecast to USD 25-30 per barrel in 2005 money for future investment.

“This change takes account of underlying market conditions while also ensuring that we have a robust and long-term portfolio,” Mr Lund observes.

Targets unchanged

• Statoil’s 2007 production target of 1.4 million boe per day is unchanged, as is the estimated output of 1,175 million boe per day for 2005.

• The target for production costs in 2007 is NOK 22 per boe.

• The target for average normalised return on capital employed (1) is 13 per cent.

• Statoil’s investment programme for 2005-07 totals NOK 105 billion, including NOK 2.5 billion in the Gulf of Mexico.

(1) Oil Brent USD 22 per barrel, gas NOK 0.90 per scm, NOK/USD 6.75, FCC margins USD 5 per barrel, Borealis margin EUR 140 per tonne. Excluding acquisition of the deepwater portfolio in the Gulf of Mexico.

Statoil’s presentations at its Capital Markets Update meeting can be downloaded from www.statoil.com/ir after 12.15 on 8 June. The presentations can be seen and heard via a webcast on the group’s web site from the same time. The webcast will also be available on the site after the meeting.

Further information from:

Investor relations

Mari Thjømøe, senior vice president investor relations, tel: +47 90 77 78 24 (mobile), +47 51 99 77 90 (office)

Geir Bjørnstad, vice president investor relations North America, tel: +1 (203) 978 6950 (office), +1 (203) 570 5757

Press

Ola Morten Aanestad, acting vice president public affairs, tel: +47 48 08 02 12 (mobile), +47 51 99 13 77 (office)

Kjersti T Morstøl, public affairs manager, tel: +47 91 78 28 14 (mobile), +47 51 99 26 71 (office)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: June 8, 2005	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer